Exhibit 99.1

Description of Governmental Regulations
 General
 The ownership, operation, and management of our gaming and racing facilities are subject to significant regulation under the laws and regulations of each of the jurisdictions in which we operate. Gaming laws are generally based upon declarations of public policy designed to protect gaming consumers and the viability and integrity of the gaming industry. Gaming laws also may be designed to protect and maximize state and local revenues derived through taxes and licensing fees imposed on gaming industry participants, as well as to enhance economic development and tourism. To accomplish these public policy goals, gaming laws establish stringent procedures to ensure that participants in the gaming industry meet certain standards of character and fitness. In addition, gaming laws require gaming industry participants to:

•	ensure that unsuitable individuals and organizations have no role in gaming operations;

•	establish and maintain responsible accounting practices and procedures;

•	maintain effective controls over their financial practices, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;

•	maintain systems for reliable record keeping;

•	file periodic reports with gaming regulators;

•	ensure that contracts and financial transactions are commercially reasonable, reflect fair market value and are arms-length transactions; and

•	establish programs to promote responsible gaming.
Typically, a state regulatory environment is established by statute and is administered by a regulatory agency with broad discretion to regulate the affairs of owners, managers, and persons with financial interests in gaming operations. Among other things, gaming authorities in the various jurisdictions in which we operate:

•	adopt rules and regulations under the implementing statutes;

•	interpret and enforce gaming laws;

•	impose disciplinary sanctions for violations, including fines and penalties;

•	review the character and fitness of participants in gaming operations and make determinations regarding their suitability or qualification for licensure;

•	grant licenses for participation in gaming operations;

•	collect and review reports and information submitted by participants in gaming operations;

•	review and approve transactions, such as acquisitions or change-of-control transactions of gaming industry participants, securities offerings and debt transactions engaged in by such participants; and

•	establish and collect fees and taxes.
Any change in the laws or regulations of a gaming jurisdiction could have a material adverse effect on our gaming operations.
 Licensing and Suitability Determinations
Gaming laws require us, each of our subsidiaries engaged in gaming operations, certain of our directors, officers and employees, and in some cases, certain of our shareholders and holders of our debt securities, to obtain licenses from gaming authorities. Licenses typically require a determination that the applicant qualifies or is suitable to hold the license. Gaming authorities have broad discretion in determining whether an applicant qualifies for licensing or should be deemed suitable. Criteria used in determining whether to grant or renew a license to conduct gaming operations, while varying between jurisdictions, generally include consideration of factors such as:

•	the good character, honesty and integrity of the applicant;

•
the financial stability, integrity and responsibility of the applicant, including whether the operation is adequately capitalized in the state and exhibits the ability to maintain adequate insurance levels;

•	the quality of the applicant’s casino facilities;

•	the amount of revenue to be derived by the applicable state from the operation of the applicant’s casino;

•	the applicant’s practices with respect to minority hiring and training; and

•	the effect on competition and general impact on the community.
In evaluating individual applicants, gaming authorities consider the individual’s business experience and reputation for good character, the individual’s criminal history and the character of those with whom the individual associates.
Many gaming jurisdictions limit the number of licenses granted to operate casinos within the state, and some states limit the number of licenses granted to any one gaming operator. Licenses under gaming laws are generally not transferable without regulatory approval. Licenses in most of the jurisdictions in which we conduct gaming operations are granted for limited durations and require renewal from time to time. There can be no assurance that any of our licenses will be renewed. The failure to renew any of our licenses could have a material adverse effect on our gaming operations.
In addition, the legislation permitting riverboat gaming in Iowa authorizes the granting of licenses to “qualified sponsoring organizations, which is defined as a nonprofit corporation organized under the laws of the State of Iowa. The not-for-profit corporation is permitted to enter into operating agreements with persons qualified to conduct riverboat gaming operations. Such operators must be approved and licensed by the Iowa Racing and Gaming Commission. On January 27, 1995, the Iowa Racing and Gaming Commission authorized the issuance of a license to conduct gambling games on an excursion gambling boat to Iowa West Racing Association (the “Association”), a not-for-profit corporation organized for the purpose of facilitating riverboat gaming in Council Bluffs. The Association has entered into a sponsorship agreement with ACCB (the “Operator’s Contract”) authorizing ACCB to operate riverboat gaming operations in Council Bluffs under the Association’s gaming license, and the Iowa Racing and Gaming Commission has approved this contract. The initial term of the Operator’s Contract ran until March 31, 2015, and ACCB exercised an option to extend the term for an additional three-year period through March 31, 2018. In May 2017, the Association and ACCB extended the term of the Operator’s Contract through March 31, 2023.
In addition to us and our direct and indirect subsidiaries engaged in gaming operations, gaming authorities may investigate any individual who has a material relationship to or material involvement with any of these entities to determine whether such individual is suitable or should be licensed. Our officers, directors and certain key employees must file applications with the gaming authorities and may be required to be licensed, qualify or be found suitable in many jurisdictions. Gaming authorities may deny an application for licensing for any cause which they deem reasonable. Qualification and suitability determinations require submission of detailed personal and financial information followed by a thorough investigation. The applicant must pay all the costs of the investigation. Changes in licensed positions must be reported to gaming authorities and in addition to their authority to deny an application for licensure, qualification or a finding of suitability, gaming authorities have jurisdiction to disapprove a change in a corporate position.
If one or more gaming authorities were to find that an officer, director or key employee fails to qualify or is unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever all relationships with such person. In addition, gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications.

Moreover, in many jurisdictions, certain of our stockholders or holders of our debt securities may be required to undergo a suitability investigation similar to that described above. Many jurisdictions require any person who acquires beneficial ownership of more than a certain percentage of our voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability. Most gaming authorities, however, allow an “institutional investor” to apply for a waiver. An “institutional investor” waiver is generally limited to certain non-individual investors acquiring and holding voting securities in the ordinary course of business as an institutional investor for passive investment purposes only, and not for the purpose of causing, directly or indirectly, the election of a member of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or those of any of our gaming affiliates, or the taking of any other action which gaming authorities find to be inconsistent with holding our voting securities for passive investment purposes only. Even if a waiver is granted, an institutional investor generally may not take any action inconsistent with its status when the waiver was granted without prior notice and once again becoming subject to the foregoing reporting and application obligations.
Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised that it is required by gaming authorities may be denied a license or found unsuitable, as applicable. Any stockholder found unsuitable or denied a license and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond such period of time, as may be prescribed by the applicable gaming authorities, may be guilty of a criminal offense. Furthermore, we may be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or any of our subsidiaries, we: (i) pay that person any dividend or interest upon our voting securities; (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; (iii) pay remuneration in any form to that person for services rendered or otherwise; or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.
The gaming jurisdictions in which we operate also require that suppliers of certain goods and services to gaming industry participants be licensed and require us to purchase and lease gaming equipment, and certain supplies and services only from licensed suppliers.
Violations of Gaming Laws
If we or our subsidiaries violate applicable gaming laws, our gaming licenses could be limited, conditioned, suspended or revoked by gaming authorities, and we and any other persons involved could be subject to substantial fines. Further, a supervisor or conservator can be appointed by gaming authorities to operate our gaming properties, or in some jurisdictions, take title to our gaming assets in the jurisdiction, and under certain circumstances, earnings generated during such appointment could be forfeited to the applicable state or states. Furthermore, violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. As a result, violations by us of applicable gaming laws could have a material adverse effect on our gaming operations.
Some gaming jurisdictions prohibit certain types of political activity by a gaming licensee, its officers, directors and key people. A violation of such a prohibition may subject the offender to criminal and/or disciplinary action.
Reporting and Record-keeping Requirements
We are required periodically to submit detailed financial and operating reports and furnish any other information about us and our subsidiaries which gaming authorities may require. Under federal law, we are required to record and submit detailed reports of currency transactions involving greater than $10,000 at our casinos as well as any suspicious activity that may occur at such facilities. We are required to maintain a current stock ledger which may be examined by gaming authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to gaming authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Gaming authorities may require certificates for our securities to bear a legend indicating that the securities are subject to specified gaming laws.

Review and Approval of Transactions
Substantially all material loans, leases, sales of securities and similar financing transactions by us and our subsidiaries must be reported to and in some cases approved by gaming authorities. Neither we nor any of our subsidiaries may make a public offering of securities without the prior approval of certain gaming authorities. Changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise are subject to receipt of prior approval of gaming authorities. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming authorities with respect to a variety of stringent standards prior to assuming control. Gaming authorities may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.
Because of regulatory restrictions, our ability to grant a security interest in any of our gaming assets is limited and subject to receipt of prior approval by certain gaming authorities.
License Fees and Gaming Taxes
We pay substantial license fees and taxes in many jurisdictions, including some of the counties and cities in which our operations are conducted, in connection with our casino gaming operations, computed in various ways depending on the type of gaming or activity involved. Depending upon the particular fee or tax involved, these fees and taxes are payable with varying frequency. License fees and taxes are based upon such factors as:

•	a percentage of the gross gaming revenues received;

•	the number of gaming devices and table games operated;

•	admission fees for customers boarding our riverboat casinos; and/or

•	one time fees payable upon the initial receipt of license and fees in connection with the renewal of license.
In many jurisdictions, gaming tax rates are graduated, such that they increase as gross gaming revenues increase. Furthermore, tax rates are subject to change, sometimes with little notice, and such changes could have a material adverse effect on our gaming operations.
In addition to taxes specifically unique to gaming, we are required to pay all other applicable taxes.
Operational Requirements
In most jurisdictions, we are subject to certain requirements and restrictions on how we must conduct our gaming operations. In many states, we are required to give preference to local suppliers and include minority and women-owned businesses as well as organized labor in construction projects to the maximum extent practicable as well as in general vendor business activity. Similarly, we may be required to give employment preference to minorities, women and in-state residents in certain jurisdictions.
Some gaming jurisdictions also prohibit a distribution, except to allow for the payment of taxes, if the distribution would impair the financial viability of the gaming operation. Moreover, many jurisdictions require a gaming operation to maintain insurance and post bonds in amounts determined by their gaming authority.
In addition, our ability to conduct certain types of games, introduce new games or move existing games within our facilities may be restricted or subject to regulatory review and approval. Some of our operations are subject to restrictions on the number of gaming positions we may have and the maximum wagers allowed to be placed by our customers.
In Mississippi, for example, we are required to include a 500 car parking facility in close proximity to each casino complex and infrastructure facilities that will amount to at least twenty five percent of the casino cost. This requirement was subsequently increased for any new casinos in Mississippi.
Our operating properties are also subject to various rules and regulations related to the prevention of financial crimes and combating terrorism, including the U.S. Patriot Act of 2001. These rules and regulations require us to, among other things, implement policies and procedures related to anti-money laundering, suspicious activities, currency transaction reporting and due diligence on customers. Although we have policies and procedures designed to comply with these rules and regulations, to the extent they are not fully effective or do not meet heightened regulatory standards or expectations, we may be subject to fines, penalties, restrictions on certain activities, reputational harm, or other adverse consequences.

Riverboat Casinos
In addition to all other regulations generally applicable to the gaming industry, certain of our riverboat casinos are also subject to regulations applicable to vessels operating on navigable waterways, including regulations of the U.S. Coast Guard, or alternative inspection requirements. These requirements set limits on the operation of the vessel, mandate that it must be operated by a minimum complement of licensed personnel, establish periodic inspections, including the physical inspection of the outside hull, and establish other mechanical and operations rules. In addition, the riverboat casinos may be subject to future U.S. Coast Guard regulations, or alternative security procedures, designed to increase homeland security which could affect some of our properties and require significant expenditures to bring such properties into compliance.
Racetracks
We conduct horse racing operations at our thoroughbred racetracks in Charles Town, West Virginia; Grantville, Pennsylvania; Washington, Pennsylvania; Hobbs, New Mexico; Austintown, Ohio; and at our harness racetracks in Bangor, Maine; Dayton, Ohio; and Plainville, Massachusetts. Through a joint venture agreement we have an ownership interest in a harness racetrack in Freehold, New Jersey, along with two off-track wagering facilities and a minority interest in an account wagering operations. In Texas, we have a joint venture agreement for the operation of a thoroughbred track in Houston and a greyhound racing facility in Harlingen, and another joint venture agreement for the operation of a quarter horse and thoroughbred track in San Antonio. We currently conduct greyhound racing in Seminole County, Florida, at our Sanford Orlando facility, although such operations are expected to cease at the end of 2020 due to a change in law in Florida. In Pennsylvania, we operate two off-track wagering facilities. We also conduct telephonic and electronic account wagering operations pursuant to pari-mutuel licensees or approvals issued to us or one of our subsidiaries in Pennsylvania, Oregon and Massachusetts. We currently operate video lottery terminals and table games at the Charles Town, West Virginia racetrack, and operate video lottery terminals at our racetracks in Austintown, Ohio and Dayton, Ohio. We operate slot machines and table games at our Grantville, Pennsylvania and Washington, Pennsylvania racetracks, operate slot machines and table games in Bangor, Maine at a facility located near the racetrack, operate slot machines at our Hobbs, New Mexico racetrack, and operate slot machines at our Plainville, Massachusetts racetrack. Generally, our slot and table operations at racetracks are regulated in the same manner as our gaming operations in other jurisdictions. In some jurisdictions, our ability to conduct gaming operations may be conditioned on the maintenance of agreements or certain arrangements with horsemen’s or labor groups or meeting minimum live racing requirements.
Regulations governing our horse, harness, and greyhound racing operations are, in most jurisdictions, administered separately from the regulations governing gaming operations, with separate licenses and license fee structures. The racing authorities responsible for regulating our racing operations have broad oversight authority, which may include: annually reviewing and granting racing licenses and racing dates; approving the opening and operation of off track wagering facilities; approving simulcasting activities; licensing all officers, directors, racing officials and certain other employees of a racing licensee; and approving certain contracts entered into by a racing licensee affecting racing, pari-mutuel wagering, account wagering and off track wagering operations.
Retail Gaming Operations
Our subsidiary Illinois Gaming Investors LLC d/b/a Prairie State Gaming is licensed in Illinois as a Video Gaming Terminal (“VGT”) Operator to install and operate gaming devices in certain non-casino licensed establishments (such as restaurants, bars, taverns). In addition, our subsidiary Marquee by Penn, LLC is conditionally licensed in Pennsylvania as a VGT Operator to own, service and/or maintain gaming devices for placement and operation on the premises of licensed truck stop establishments and expected to commence operations in 2019 pursuant to regulations adopted by the Pennsylvania Gaming Control Board. A VGT Operator may not have any ownership or control with respect to an establishment, and the regulations pertaining to VGT Operators are similar to those generally applicable to the gaming industry.
Sports Betting
In accordance with state gaming regulatory approvals, we currently offer retail sports wagering at our casinos in Nevada, Mississippi, Indiana, Iowa, West Virginia and Pennsylvania. We anticipate launching retail sports wagering at our casinos in Colorado, Illinois, and Michigan as soon as we receive all necessary regulatory approvals. Certain of these state gaming regulatory approvals also authorize future online sports wagering within the given jurisdiction subject to testing and further approvals. In addition, apart from Nevada, which will be converted by February 2021, we expect an affiliate of the Company to manage all of Penn National's retail sportsbooks by the end of the first quarter of 2020. We anticipate adding additional retail sports wagering offerings in the future as additional jurisdictions authorize the implementation of sports betting. In addition, the Company intends to launch online, intrastate sports wagering, in certain of its jurisdictions where online, intrastate sports wagering is authorized in the third quarter of 2020 after developing and testing a new sports betting app.

Interactive Business
We are subject to various federal, state and international laws and regulations that affect our interactive business, including those relating to the privacy and security of customer and employee personal information and those relating to the Internet, behavioral tracking, mobile applications, advertising and marketing activities, sweepstakes and contests. Additional laws in all of these areas are likely to be passed in the future, which could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, communicate with our customers, and deliver products and services, or may significantly increase our compliance costs. As our business expands to include new uses or collection of data that is subject to privacy or security regulations, our compliance requirements and costs will increase and we may be subject to increased regulatory scrutiny.
Some of our social gaming products and features are based upon traditional casino games, such as slots and table games. Although we do not believe these products and features, including those available at HollywoodCasino.com, constitute gambling, it is possible that additional laws or regulations may be passed in the future that would restrict or impose additional requirements on our social gaming products and features.
In addition, an affiliate of the Company began offering lawful real money online internet gaming in Pennsylvania in 2019, including slots, table games and poker, pursuant to regulations adopted by the Pennsylvania Gaming Control Board.